ARKADOS GROUP, INC.
87 Fairfield Rd.
Fairfield, New Jersey 07004

April 4, 2011

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20548

Ladies and Gentlemen:

In connection with our responses to the comments from the Staff of the Securities and Exchange Commission (“Commission”) we hereby acknowledge the following:

•	Arkados Group, Inc. (the “Company”) is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosures in response to staff comments does not foreclose the Commission any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

Very truly yours, ARKADOS GROUP, INC. By: /s/ Andreas Typaldos Andreas Typaldos, Chairman and Acting CEO